Fact Sheet – Consolidated Financial data, First Quarter, 2010-11

Infosys®

Statement of Comprehensive Income for three months ended

(As per IFRS)

In Rs. crore, except share data

Particulars	June 30,		Growth (%)	March 31, 2010	Growth % in Q1 11 over Q4 10
	2010	2009			
Revenues	**6,198**	**5,472**	**13.3**	**5,944**	**4.3**
Cost of sales	3,648	3,139	16.2	3,415	6.8
Gross Profit	**2,550**	**2,333**	**9.3**	**2,529**	**0.8**
Operational Expenses:					
Selling and marketing expenses	*339*	*261*	*29.9*	*333*	*1.8*
Administration expenses	*456*	*428*	*6.5*	*407*	*12.0*
Total Operating Expenses	**795**	**689**	**15.4**	**740**	**7.4**
Operating Profit	**1,755**	**1,644**	**6.8**	**1,789**	**(1.9)**
Other Income	239	269	(11.2)	252	(5.2)
Profit before income taxes	**1,994**	**1,913**	**4.2**	**2,041**	**(2.3)**
Income tax expense	506	388	30.4	441	14.7
Net Profit	**1,488**	**1,525**	**(2.4)**	**1,600**	**(7.0)**
Earnings per equity share					
Basic (Rs.)	**26.06**	**26.76**	**(2.6)**	**28.02**	**(7.0)**
Diluted (Rs.)	**26.05**	**26.73**	**(2.5)**	**28.00**	**(6.9)**

(As per IFRS)

In million dollars, except share data

Particulars	June 30,		Growth (%)	March 31, 2010	Growth % in Q1 11 over Q4 10
	2010	2009			
Revenues	**1,358**	**1,122**	**21.0**	**1,296**	**4.8**
Cost of sales	800	643	24.4	744	7.5
Gross Profit	**558**	**479**	**16.5**	**552**	**1.1**
Operational Expenses:					
Selling and marketing expenses	*74*	*53*	*39.6*	*73*	*1.4*
Administration expenses	*100*	*88*	*13.6*	*89*	*12.4*
Total Operating Expenses	**174**	**141**	**23.4**	**162**	**7.4**
Operating Profit	**384**	**338**	**13.6**	**390**	(1.5)
Other Income	53	55	(3.6)	55	(3.6)
Profit before income taxes	**437**	**393**	**11.2**	**445**	**(1.8)**
Income tax expense	111	80	38.8	96	15.6
Net Profit	**326**	**313**	**4.2**	**349**	**(6.6)**
Earnings per equity share					
Basic ($)	**0.57**	**0.55**	**3.6**	**0.61**	**(6.6)**
Diluted ($)	**0.57**	**0.55**	**3.6**	**0.61**	**(6.6)**

Fact Sheet – Consolidated Financial data, First Quarter, 2010-11

Infosys®

REVENUE BY GEOGRAPHICAL SEGMENT					
	Quarter ended			LTM	
	June 30, 2010	Mar 31, 2010	June 30, 2009	June 30, 2010	June 30, 2009
	%	%	%	%	%
North America	67.3	66.1	64.7	66.5	63.8
Europe	20.3	22.5	24.7	21.9	25.7
India	1.7	1.4	0.9	1.4	1.2
Rest of the world	10.7	10.0	9.7	10.2	9.3
Total	**100.0**	**100.0**	**100.0**	**100.0**	**100.0**

REVENUE BY SERVICE OFFERING					
	Quarter ended			LTM	
	June 30, 2010	Mar 31, 2010	June 30, 2009	June 30, 2010	June 30, 2009
	%	%	%	%	%
Services					
Application Development and Maintenance	40.8	39.6	42.5	40.8	42.2
Application Development	*16.9*	*16.8*	*19.3*	*17.4*	*20.0*
Application Maintenance	*23.9*	*22.8*	*23.2*	*23.4*	*22.2*
Business Process Management	5.7	6.2	6.1	6.0	5.9
Consulting Services and Package Implementation	24.9	26.0	24.4	24.6	25.0
Infrastructure Management	6.9	7.2	6.6	7.2	6.5
Product Engineering Services	2.1	1.8	2.4	2.1	2.3
System Integration	4.2	4.5	3.8	4.3	3.8
Testing Services	7.3	6.6	6.2	6.7	6.5
Others	3.4	3.1	4.0	3.8	3.8
Total services	**95.3**	**95.0**	**96.0**	**95.5**	**96.0**
Products	4.7	5.0	4.0	4.5	4.0
Total revenues	**100.0**	**100.0**	**100.0**	**100.0**	**100.0**

REVENUE BY PROJECT TYPE*					
	Quarter ended			LTM	
	June 30, 2010	Mar 31, 2010	June 30, 2009	June 30, 2010	June 30, 2009
	%	%	%	%	%
Fixed Price	39.0	39.5	38.1	38.7	36.7
Time & Materials	61.0	60.5	61.9	61.3	63.3
Total	**100.0**	**100.0**	**100.0**	**100.0**	**100.0**

* *Excluding products*

Fact Sheet – Consolidated Financial data, First Quarter, 2010-11

Infosys®

REVENUE BY INDUSTRY					
	Quarter ended			LTM	
	June 30, 2010	Mar 31, 2010	June 30, 2009	June 30, 2010	June 30, 2009
	%	%	%	%	%
Insurance, banking & financial	36.1	34.8	33.0	34.8	33.6
Insurance	*8.4*	*7.7*	*7.1*	*8.0*	*7.2*
Banking & financial services	*27.7*	*27.1*	*25.9*	*26.8*	*26.4*
Manufacturing	19.5	20.2	20.5	19.6	20.2
Retail	13.2	13.0	13.2	13.3	12.8
Telecom	14.1	15.3	16.9	15.4	17.4
Energy & Utilities	6.0	5.8	5.7	5.9	5.8
Transportation & logistics	1.8	1.8	2.3	1.9	2.3
Services	4.8	4.9	4.9	5.0	5.1
Others	4.5	4.2	3.5	4.1	2.8
Total	**100.0**	**100.0**	**100.0**	**100.0**	**100.0**

CLIENT DATA					
	Quarter ended			Year ended	
	June 30, 2010	Mar 31, 2010	June 30, 2009	Mar 31, 2010	Mar 31, 2009
Number of Clients					
Active	590	575	569	575	579
Added during the period	38	47	27	141	156
Accounting for > 5% of revenue	–	–	–	–	1
Number of million* dollar clients					
1 million dollar +	341	338	330	338	327
5 million dollar +	170	159	151	159	151
10 million dollar +	103	97	104	97	101
20 million dollar +	60	59	61	59	59
30 million dollar +	43	41	45	41	39
40 million dollar +	34	33	30	33	30
50 million dollar +	26	26	19	26	20
60 million dollar +	17	16	15	16	16
70 million dollar +	13	12	12	12	12
80 million dollar +	11	10	11	10	10
90 million dollar +	10	8	6	8	7
100 million dollar +	8	6	4	6	4
200 million dollar +	1	1	1	1	1
300 million dollar +	–	–	–	–	1
Client contribution to revenue					
Top client	4.9%	4.6%	4.5%	4.6%	6.9%
Top 5 clients	15.4%	15.8%	16.3%	16.4%	18.0%
Top 10 clients	26.1%	25.8%	25.8%	26.2%	27.7%
Repeat business	99.4%	95.4%	98.7%	97.3%	97.6%
Account receivables – LTM (in days)	60	59	56	59	62

LTM – Last Twelve Months
** LTM Revenues*

Fact Sheet – Consolidated Financial data, First Quarter, 2010-11

Infosys®

EFFORT AND UTILIZATION					
	Quarter ended			LTM	
	June 30, 2010	Mar 31, 2010	June 30, 2009	June 30, 2010	June 30, 2009
	%	%	%	%	%
Effort					
Onsite	22.9	22.6	22.7	22.6	23.2
Offshore	77.1	77.4	77.3	77.4	76.8
Revenue					
Onsite	48.0	46.0	46.4	46.6	46.4
Offshore	52.0	54.0	53.6	53.4	53.6
Utilization					
Including trainees	73.0	69.3	67.0	69.7	68.1
Excluding trainees	78.7	77.1	70.9	76.4	73.4

PERSON MONTHS DATA					
	Quarter ended			LTM	
	June 30, 2010	Mar 31, 2010	June 30, 2009	June 30, 2010	June 30, 2009
Billed – Onsite	53,519	49,347	44,458	1,94,595	1,82,339
– Offshore	1,80,237	169,340	151,267	6,65,339	6,03,480
TOTAL	**2,33,756**	**218,687**	**195,725**	**8,59,934**	**7,85,819**
Non Billable	63,121	64,942	80,311	2,66,057	2,85,332
Trainee	23,333	31,766	16,085	1,08,487	82,491
Sales & Support	17,743	16,672	17,575	68,471	64,151
TOTAL	**3,37,953**	**332,067**	**309,696**	**13,02,949**	**1,217,793**

CONSOLIDATED IT SERVICES										
	Quarter ended						LTM			
	June 30, 2010	Sequential growth%	Mar 31, 2010	Sequential growth %	June 30, 2009	Sequential growth %	June 30, 2010	Sequential growth %	June 30, 2009	Sequential growth %
	Effort – (Person Months)									
Onsite	52,630	7.0	49,183	5.3	44,231	(2.1)	1,92,933	6.3	1,81,565	6.1
Offshore	1,31,649	7.9	122,049	5.2	105,730	(0.6)	4,78,721	12.8	4,24,310	13.5
Total	**1,84,279**	**7.6**	**171,232**	**5.2**	**149,961**	**(1.1)**	**6,71,654**	**10.9**	**6,05,875**	**11.2**
	Revenue – ($ million)									
Onsite	640.71	8.2	592.04	4.7	518.30	0.5	2,325.43	8.6	2,141.12	2.0
Offshore	577.85	3.3	559.16	2.4	490.35	(0.6)	2,190.62	7.8	2,032.72	8.1
Total	**1,218.56**	**5.8**	**1,151.20**	**3.6**	**1,008.65**	**0.0**	**4,516.05**	**8.2**	**4,173.84**	**4.9**

Fact Sheet – Consolidated Financial data, First Quarter, 2010-11

Infosys®

EMPLOYEE METRICS					
	Quarter ended			Year ended	
	June 30, 2010	Mar 31, 2010	June 30, 2009	Mar 31, 2010	Mar 31, 2009
Total Employees	1,14,822	1,13,796	1,03,905	1,13,796	1,04,850
S/W professionals	1,08,495	1,06,864	96,334	1,06,864	97,349
Billable #	95,863	93,254	88,061	93,254	86,306
Banking Product Group #	5,029	4,730	2,664	4,730	2,349
Trainees	7,603	8,880	5,609	8,880	8,694
Sales & Support #	6,327	6,932	7,571	6,932	7,501
Gross Addition	8,859	9,313	3,538	27,639	28,231
Net Addition	1,026	3,914	(945)	8,946	13,663
Lateral Employees	2,942	2,041	390	4,895	5,796
Attrition % (LTM)*	15.8%	13.4%	11.1%	13.4%	11.1%

* *Excluding subsidiaries*

\# *678 employees who were part of Finacle product team, knowledge services team etc., classified under sales and support earlier, have been reclassified as billable resources due to reclassification of their roles.*

EMPLOYEE METRICS – SUBSIDIARIES					
	Quarter ended			Year ended	
Total Employees	**June 30, 2010**	**Mar 31, 2010**	**June 30, 2009**	**Mar 31, 2010**	**Mar 31, 2009**
Infosys BPO Limited – consolidated	18,609	17,932	16,670	17,932	17,080
Infosys Technologies (Australia) Pty. Limited – Consolidated	394	362	338	362	341
Infosys Technologies (China) Company Limited	1,898	1,765	1,112	1,765	1,053
Infosys Consulting, Inc. - Consolidated	605	594	316	594	304
Infosys Technologies, S.De R.L. De C. V., Mexico	414	346	241	346	221
Infosys Technologies (Sweden) AB	17	20	5	20	–
Infosys Tecnologia DO Brasil LTDA	116	89	–	89	–

INFRASTRUCTURE (as on June 30, 2010)					
	Completed		Work in Progress		Land acquired during the Qtr (acres)
	Built-up Area (Sq. Ft.)	No. of Seats	Built-up Area (Sq. Ft.)	No. of Seats	
Bangalore	42,94,728	28,905	–	–	202.35
Bhubaneswar	8,79,721	4,018	–	–	–
Chandigarh	12,26,033	6,089	–	–	–
Chennai	26,65,934	15,326	6,27,440	6,300	–
Gurgaon	96,406	1,168	–	–	–
Hyderabad	18,73,209	9,682	6,15,083	5,400	–
Jaipur	4,52,139	4,337	–	–	–
Mangalore	6,93,213	4,682	6,12,979	2,500	0.07
Mauritius	7,275	60	–	–	–
Mysore (including ILI)*	88,94,958	8,619	4,06,515	3,750	–
Pune	44,92,922	24,314	4,38,369	3,800	–
Thiruvananthapuram	4,15,625	3,131	1,96,060	1,975	–
Total	**25,992,163**	**110,331**	**2,896,446**	**23,725**	

**Infosys Leadership Institute*

Fact Sheet – Consolidated Financial data, First Quarter, 2010-11

Infosys®

RUPEE DOLLAR RATE (Rs.)					
	Quarter ended			Year ended	
	June 30, 2010	Mar 31, 2010	June 30, 2009	Mar 31, 2010	Mar 31, 2009
Period closing rate	46.45	44.90	47.91	44.90	50.72
Period average rate	45.58	45.91	48.82	47.44	46.54

PERFORMANCE AS AGAINST GUIDANCE – IFRS			
For Quarter ending June 30, 2010		**Guidance**	**Actual**
	Revenue (Rs. crore)	5,919 – 5,963	6,198
	EPS (Rs.)	24.34 – 24.79	26.06

PERFORMANCE AS AGAINST GUIDANCE – IFRS				
For Quarter ending June 30, 2010		**Guidance**	**Guidance restated for constant currency***	**Actual**
	Revenue (US $ million)	1,330 – 1,340	1,320 - 1,330	1,358
	Basic EPADS (US $)	0.55 – 0.56		0.57

**Currency rates:*

Currency	Rate assumed in guidance	Average rate for the quarter
GBP	1.51	1.49
EURO	1.35	1.27
AUD	0.92	0.88

SUBSIDIARIES PERFORMANCE (US $ Mn)				
	Quarter ended, June 30, 2010		Quarter ended, June 30, 2009	
	Revenue	**Net Income**	**Revenue**	**Net Income**
Infosys BPO Limited – consolidated	78.14	6.42	68.47	12.34
Infosys Technologies (Australia) Pty. Limited – Consolidated	43.88	2.21	31.94	2.68
Infosys Consulting, Inc. – Consolidated	38.55	3.25	14.29	(2.79)
Infosys Technologies (China) Company Limited	15.81	1.69	8.22	0.41
Infosys Technologies, S.de R.L. de C V., Mexico	5.22	0.35	3.74	0.63
Infosys Technologies (Sweden) AB	0.65	0.02	0.17	0.00
Infosys Tecnologia DO Brasil LTDA	1.29	(1.17)	–	–
Infosys Public Services Inc	–	(0.12)	–	–

Fact Sheet – Consolidated Financial data, First Quarter, 2010-11

Infosys®

Constant Currency Reporting

Reported revenues	Q1 10	Q2 10	Q3 10	Q4 10	Q1 11
Revenue ($ mn)	1,122	1,154	1,232	1,296	1,358
Sequential growth %	0.1	2.8	6.8	5.2	4.8
YoY growth %	(2.9)	(5.1)	5.2	15.6	21.0

Constant currency–Q o Q	Q1 10	Q2 10	Q3 10	Q4 10	Q1 11
Revenue ($ mn)	1,100	1,136	1,221	1,307	1,374
Sequential growth (%)	(1.9)	1.2	5.8	6.1	6.0

Constant currency – Y o Y	Q1 10	Q2 10	Q3 10	Q4 10	Q1 11
Revenue ($ mn)	1,186	1,177	1,194	1,253	1,354
YoY growth (%)	2.6	(3.2)	1.9	11.8	20.7

Notes:

Basis of computation

1. *Rates are as per the noon buying rate of Federal Reserve New York till March 2009 and as per FEDAI rates beginning April 1, 2009*
2. *Average rates for major global currencies:*

Average rate of USD	Q1 10	Q2 10	Q3 10	Q4 10	FY 10	Q1 11
AUD	0.76	0.83	0.91	0.90	0.85	0.88
EURO	1.36	1.43	1.48	1.39	1.41	1.27
GBP	1.55	1.64	1.64	1.56	1.60	1.49

3. *Proportion of revenues from major global currencies:*

Revenue by currency (%)	Q1 10	Q2 10	Q3 10	Q4 10	FY 10	Q1 11
AUD	5.1	5.9	6.3	5.9	5.8	5.7
EURO	7.8	7.3	6.6	6.2	6.9	6.0
GBP	10.0	9.7	8.4	8.7	9.2	6.8

Fact Sheet – Consolidated Financial data, First Quarter, 2010-11

Infosys®

Q1 2011

Geographical Segment – Growth

North America grew by 6.8% sequentially; and 6.9% in constant currency.
Europe declined by 5.3% sequentially; and declined by 0.8% in constant currency.
Rest of the world grew by11.6 % sequentially; grew by 13.3% in constant currency.

Industry Segment – Growth

BFSI grew 8.8% sequentially; and 9.7% in constant currency.
Manufacturing grew by 1.3% sequentially; grew by 2.7% in constant currency.
Retail grew by 6.4 % sequentially; and 7.5% in constant currency.
Telecom declined by 3.1 % sequentially; and declined by 0.9% in constant currency.
Others grew by 7.0% sequentially; and 7.7% in constant currency

Q4 2010

Geographical Segment – Growth

North America grew by 4.4% sequentially; and 4.5% in constant currency.
Europe grew by 7.9% sequentially; and 11.8% in constant currency.
Rest of the world grew by1.7 % sequentially; grew by 2.3% in constant currency.

Industry Segment – Growth

BFSI grew 5.9% sequentially; and 6.7% in constant currency.
Manufacturing grew by 10.2% sequentially; grew by 11.3% in constant currency.
Retail grew by 3.9 % sequentially; and 4.8% in constant currency.
Telecom declined by 0.5 % sequentially; and grew by 1.2% in constant currency.
Others grew by 4.5% sequentially; and 5.0% in constant currency